Notice of Exempt Solicitation

Pursuant to Rule 14a-103

Name of the Registrant: Meta Platforms, Inc.

Name of persons relying on exemption:

•	Illinois State Treasurer Michael Frerichs

Address of person relying on exemption:

•	Illinois State Treasurer Michael Frerichs, James R. Thompson Center – 100 W. Randolph (15-600), Chicago IL 60601

This Notice and the attached written materials are filed pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.

April 25, 2022

Dear Meta Platforms Shareholders,

We are writing to urge Meta Platforms, Inc. (FB) shareholders to VOTE FOR Proposal Five on the Company’s 2022 proxy, a proposal which recommends the Board of Directors adopt an independent board chair structure, at Meta Platforms’ Annual Meeting on May 25, 2022.

The Proposal, which has been submitted by the Office of the Illinois State Treasurer, Aviva Investors, and Sisters of the Holy Names of Jesus & Mary, is based on principles of sound corporate governance and the unique challenges the Company has faced with varying degrees of success. Mark Zuckerberg holds the position of Chairman of the board and CEO. Meta Platforms needs an independent board chair to act as a fiduciary on behalf of long-term investors in the boardroom.

1.	Only 22% of Meta Platforms’ board will be genuinely independent.
2.	An independent board chair is best governance practice.
3.	Ongoing controversies signal a need for a leadership change.

Our proposal is not intended as a referendum on Mark Zuckerberg’s leadership as CEO or fitness as a director, but solely on his continued service as board chair. Last year, this same request received the support of 52% of non-insider votes.

1) Only 22% of Meta Platforms’ Board is Independent.

Meta Platforms’ board has nine members. Two are executives, CEO Zuckerberg and COO Sheryl Sandberg, and are not independent. The lead director Mr. Robert Kimmitt has a professional relationship with the company. Similarly, directors Peggy Alford, Andrew Houston and Tracey Travis have professional relationships to the Company. Director Marc Andreesen have served on the board for 14 years and has shown a lack of independent thought as described below. These dual loyalties cast doubt for investors about objectivity in the boardroom:

Peggy Alford

Prior to joining Meta Platforms’ board, Ms. Alford was CFO and Head of Operations for the Chan Zuckerberg Initiative, a philanthropic initiative funded by Mr. Zuckerberg, from September 2017 to February 2019. Under numerous standards, including that of the Council of Institutional Investors, an individual is not independent if the person “is, or in the past five years has been, or whose relative is, or in the past five years has been, an employee or director of a foundation, university or other non-profit organization that receives significant grants or endowments from the corporation, one of its affiliates or its executive officers or has been a direct beneficiary of any donations to such an organization.”

Marc Andreessen

Mr. Andreessen has received low voter support from outside shareholders. In addition, Mr. Andreessen has a history of prioritizing Mr. Zuckerberg’s interests over those of shareholders. In 2016, although he was a member of the special committee tasked with reviewing Mr. Zuckerberg's plan to sell off his Class-B shares while still maintaining his majority voting power at Meta Platforms, Mr. Andreessen coached Mr. Zuckerberg through the negotiation process. Text messages revealed in a lawsuit “show that Andreessen and Zuckerberg kept a constant, behind the scenes dialogue going while the negotiations took place.”1 One media story described Mr. Andreessen’s “main job [as a Meta Platforms director was] to ensure that Mark can do whatever he wants, to provide a layer of insulation between Zuckerberg and shareholders.”2 In addition, he has served on the board for 13 years, qualifying him as a insider based on tenure alone.

Andrew Houston

Mr. Houston is CEO of Dropbox, Inc., which has purchased advertising services from Meta Platforms.

Robert Kimmitt

Mr. Kimmitt services as senior international counsel at a law firm that provides legal services to Meta Platforms.

Tracey Travis

Ms. Travis is EVP and CFO of Estee Lauder, which has purchased advertising services from Meta Platforms.

This 78% block of directors, which sides consistently with management, creates an effective and powerful counterforce to what we know is required for a board to function in the interests of all shareholders. In addition, longtime director Peter Thiel departed the board earlier this year to focus on influencing November’s midterm elections.3

We believe investors should be skeptical of the board’s ability to provide the meaningful independent oversight and accountability on behalf of all shareholders.

2) An Independent Board Chair is Best Governance Practice.

A majority of directors on boards with a joint CEO-Chair report being more likely to have difficulty voicing dissent (57%).4 When the chair and CEO are the same person, there is a greater risk that material issues will not be raised or debated.

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1 https://www.businessinsider.com/mark-zuckerberg-marc-andreessen-text-message-stock-reclassification-lawsuit-2016-12

2 https://www.reuters.com/article/idUK174647724520120426

3 https://www.nytimes.com/2022/02/07/technology/peter-thiel-facebook.html

4 http://www.shareholderforum.com/access/Library/20191001_PwC.pdf

As the Council of Institutional Investors reports, a CEO who also serves as the chair may exert excessive influence on the board and its agenda, weakening the board’s oversight of management. Separating the chair and CEO positions can reduce this conflict, and an independent chair provides the most transparent separation of power between the CEO and the rest of the board.5

Research and experience have taught investors that substantial prior and ongoing relationships with a controlling shareholder compromise the objectivity of nominally independent directors. And research shows that powerful controlling shareholders, as in the case of Meta Platforms, can exert pressure through the prospect of future rewards.6

These ameliorative effects are important and only achievable with an independent board chair. But they are even more necessary in a situation where the board is predominately comprised of insiders.

Alphabet, Microsoft, Apple, and Twitter all have separate CEO and chairperson roles. According to a 2021 Spencer Stuart report, 59% of S&P 500 firms maintain split roles between the CEO and Chair.7

3) Ongoing Controversies Signal a Need for a Leadership Change.

Meta Platforms is rife with controversies that have adversely impacted the company and its investors. We believe the lack of an independent board Chair and oversight has contributed to a pattern of governance failings, including the Company missing or mishandling a myriad of significant controversies, increasing risk exposure and costs to shareholders.

These recent controversies come after a long list of problems in the recent past: data breaches, privacy incidents, Cambridge Analytica, third-party election interference, and anti-trust accusations. Recently we have witnessed:

•	Escalating Investigations. In December 2020, the Federal Trade Commission and 46 states sued Meta Platforms over antitrust concerns.[8] Skepticism of Meta Platforms’ business practices is a bipartisan issue with President Biden and former President Trump both questioning the Company’s power and influence, among other prominent lawmakers.[9] In March 2022, the EU and UK likewise opened antitrust probes into the company.[10]

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5 https://www.cii.org/corp_gov_policies#BOD

6 https://corpgov.law.harvard.edu/2019/03/13/beyond-beholden/

7 https://www.spencerstuart.com/-/media/2021/october/ssbi2021/usbi2021-highlights.pdf

8 https://www.ftc.gov/news-events/press-releases/2020/12/ftc-sues-facebook-illegal-monopolization

https://www.nytimes.com/2020/12/09/technology/facebook-antitrust-monopoly.html

9 https://www.nytimes.com/2020/12/09/technology/facebook-antitrust-monopoly.html.

https://www.nytimes.com/interactive/2020/01/16/opinion/pete-buttigieg-nytimes-interview.html. See also, Senator Michael Bennett in https://www.vox.com/recode/2020/2/24/21147428/facebook-2020-elections-misinformation-senator-michael-bennet-letter-zuckerberg; Facebook's rising Democrat problem Axios, https://www.axios.com/facebook-2020-problem-democrats-f699c93e-1984-47d1-9db0-edd50ed6de87.html; Democrats are fed up with Facebook Vox https://www.vox.com/recode/2020/1/30/21115324/facebook-democrats-political-ads-mark-zuckerberg-joe-biden; Facebook’s Relationship With Democrats Hits a Low Point The Wall Street Journal https://www.wsj.com/articles/facebooks-relationship-with-democrats-hits-a-low-point-11580380202; George Soros https://www.nytimes.com/2020/01/31/opinion/soros-facebook-zuckerberg.html

“I repeat and reaffirm my accusation against Facebook under the leadership of Mr. Zuckerberg and Ms. Sandberg. They follow only one guiding principle: maximize profits irrespective of the consequences. One way or another, they should not be left in control of Facebook.”

10 https://www.cnbc.com/2022/03/11/google-meta-face-antitrust-probes-from-regulators-in-europe-and-uk.html

•	Weakening Reputation. In May 2020, a group led by a former investigative reporter filed a whistleblower report to the SEC accusing Meta Platforms of turning a blind eye to illegal opioid sales posted on its site.[11] In July 2020, civil rights group ran a successful advertising boycott of Meta Platforms, named #StopHateForProfit in response to the Company’s handling of hate speech and misinformation. More than 1,000 advertisers publicly joined the effort.[12] In October 2019, Meta Platforms fell out of the top 10 in Interbrand’s annual Best Global Brands report, dropping to 14th place from ninth as the estimated value of its brand declined 12% to $39.9 billion.”[13] It has remained outside the top 10 list.[14] In March 2020, The Verge reported “60% of people say that Meta Platforms’ impact on society is neutral or negative, far worse than Apple, Google, Amazon, Microsoft, Netflix, or YouTube.”[15] It also found that 72% of Americans believe that Meta Platforms has too much power. Finally, it concluded that Meta Platforms is the least trusted company with user’s information, as only 41% of respondents indicated trust in the company.

•	Whistleblower Allegations. In October 2021, former Facebook product manager Francis Haugen testified before the U.S. Senate that Facebook’s algorithm prioritizes misinformation, toxicity, and violent content.[16] Ms. Haugen filed a whistleblower compliant with the SEC accusing Facebook of misleading investors and hiding the impact its products have on teenagers’ mental health.[17]

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11 https://www.washingtonpost.com/technology/2020/05/27/facebook-sec-whistleblower/

12 https://www.nytimes.com/2020/08/01/business/media/facebook-boycott.html

13 https://www.wsj.com/articles/amazon-surges-and-facebook-falls-again-in-report-on-brand-value-11571266801

14 https://interbrand.com/best-global-brands/

15 https://www.theverge.com/2020/3/2/21144680/verge-tech-survey-2020-trust-privacy-security-facebook-amazon-google-apple

16 https://techcrunch.com/2021/10/05/facebook-whistleblower-frances-haugen-testifies-before-the-senate/?guccounter=1&guce_referrer=aHR0cHM6Ly93d3cuZ29vZ2xlLmNvbS8&

guce_referrer_sig=AQAAAH4x77-0lq0JEJFMh8nincHP7RrdrrqthI2bRtrVsZdugESEZavq4qEweKDjXJ-

17 https://www.nytimes.com/2021/10/03/technology/whistle-blower-facebook-frances-haugen.html

•	Apple Takes Issue. In April 2021, the iPhone-maker announced its new operating software will require app developers explicitly ask for permission to track users’ behavior. This move threatens Meta Platforms’ business model, which relies on tracking users for the benefit of advertisers.[18] In February 2022, the Company threatened to double-down on its approach to privacy by exiting Europe in response to growing concerns and regulatory action on citizens’ privacy.[19]

Conclusion

Meta Platforms has been shaken by years of controversy regarding its impacts on society, political systems, and how it treats its users. During that time, we have seen the limitations of a combined chair-CEO role. Without the guidance, oversight, and accountability of an independent board chair, we believe that Meta Platforms is not best positioned to meet the Company’s core business objectives and responsibilities to society. The Meta Platforms board, shareholders, users, employees, and managers require the robust leadership that can only be provided with a genuinely independent board chair.

IMPORTANT NOTICE:  The cost of this communication is being borne entirely by the Office of the Illinois State Treasurer. The foregoing information may be disseminated to shareholders via telephone, U.S. mail, e-mail, certain websites and certain social media venues, and should not be construed as investment advice or as a solicitation of authority to vote your proxy. Proxy cards will not be accepted by the Office of the Illinois State Treasurer or the other co-filers of the proposal. To vote your proxy, please follow the instructions on your proxy card. These written materials may be submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. The views expressed are those of the authors as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. To the extent specific securities are mentioned, they have been selected by the authors on an objective basis to illustrate views expressed in the commentary and do not represent all of the securities purchased, sold or recommended for advisory clients. The information contained herein has been prepared from sources believed reliable but is not guaranteed by us as to its timeliness or accuracy, and is not a complete summary or statement of all available data. This piece is for informational purposes and should not be construed as a research report.

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18 https://www.cnet.com/news/apples-privacy-battle-with-facebook-just-became-all-out-war/

19 https://www.cnbc.com/2022/02/07/meta-threatens-to-shut-down-facebook-and-instagram-in-europe.html